AR/S

UnitedHealth Group INC

2002 ANNUAL REPORT

1-10864

P.E.
12-31-02





03055157



We imagine health care as it could be.

Between the health care system that exists today and the health care system we imagine, there lies significant opportunity — to make health care services more accessible for all Americans, to improve the quality of care, and to help individuals take a more active role in their own health and well-being.

CHAIRMAN'S LETTER

For UnitedHealth Group, 2002 was another year of change and positive performance. The disciplined application of our business principles combined with the competencies that form the foundation of our businesses continue to manifest themselves in exceptional operating and financial results. Diversification designed to serve unique populations, facilitation of health care decisions and interventions, and support of consumers, physicians and employers with services that address their needs — all contributed to record performance.

Our enterprise had significant impact on advancing health and well-being for the varied constituencies we serve. We improved the quality, safety and cost-effectiveness of the health care decisions made by millions of people and thousands of physicians, other care providers and health care institutions. Our advances helped to increase efficiency and diminish waste in the administration of health care services. We introduced new products to respond to the needs of the people, employers and governments who purchase health care services. Importantly, we contributed to improving the quality of health care for at-risk population groups, such as the elderly, the poor and those burdened with chronic illness.

UnitedHealth Group realized significant growth, operating results and strategic advances in 2002:

> We increased by more than 2.5 million the number of people we directly serve. UnitedHealth Group companies now contribute to improving the health of more than 48 million Americans.

> Revenues rose to exceed $25 billion.

> Earnings per share grew 52 percent, to $4.25 per share.

> Cash flows from operations increased 31 percent, to $2.4 billion.

> The British government engaged us to assist the National Health Service in improving health outcomes for seniors in Great Britain.

> Our skills and capacities to serve the underinsured were enhanced through the acquisition of AmeriChoice.

> We accelerated our migration toward simple, integrated, paperless, Internet-based services, executing at a pace of more than 60 million annual Internet transactions.

These accomplishments demonstrate the value we bring to a challenging marketplace and underscore the importance of making this critical part of our society simpler, more affordable, more accessible and more understandable. The American health care system needs to work better, and our competencies and values should help in that effort for years to come.

Beyond the business results we achieved and the contributions we have made, there is an even more compelling and larger opportunity for advancing health on behalf of our entire nation. A dominant emerging theme is the recognition that there is a limit to the economic resources any society can allocate to the health of its citizens. Critical choices are inevitably confronted when these limits are approached, whether by individuals, employers, charitable enterprises or governments. It is time to address this concern.

We have many reasons to be proud of the American health care system and the medical science associated with it, but we also have significant opportunity to make it better. Today our nation spends considerably more on health care than any other country, yet has failed to realize even near optimal results for these expenditures. Despite spending more than twice as much per capita as the average spending of the industrialized countries of the world, our overall health position was 37th among the 191 nations ranked by the World Health Organization. American life expectancy at birth and infant mortality are only average, and childhood immunization rates place us in the second quartile of this group. Within our country, there is immense disparity in health status among our states, and when the health status of sub-populations is examined, disturbing disparities continue to be experienced by millions of our citizens. The simple point is, America's dramatically higher health care spending and associated consumption does not consistently correlate with superior health outcomes for our society, does not result in access to care for millions of Americans and cannot be economically sustained without significant adverse consequences.



Pathways to essential health and well-being services for all Americans.



Improved quality of health care for every individual.

These aspects of our health care system are not acceptable, especially given our level of expenditure and the quality of our health care resources. If we as a nation are to address these challenges, fundamental questions must be raised and resolved:

> Are we prepared and able to confront both the economic and moral questions concerning how much of our national wealth should be allocated to health, and how that allocation should be distributed throughout society?

> Are we willing to examine the sources of waste and the contributors to sub-optimal health care outcomes, and use that information as the foundation for change and innovation?

> Is it realistic to expect that our health care spending can be predominately based on scientific evidence rather than other less reliable factors and, if so, do we have an adequate scientific infrastructure to provide such information?

> Can we work together across professional disciplines and political ideologies and through public, private and community partnerships to implement solutions?

> Will we as individuals prepare ourselves to exercise personal restraint regarding utilization of limited and expensive health care resources, and demand the same of health care professionals, in order to realize enhanced and cost-effective health outcomes for ourselves, our families and our communities?

The questions are easy to frame. The answers are complex and the solutions are elusive — particularly in a society which, despite the urgency of the issue, seems reluctant to address underlying causes and seek resolution.

In health care, we use far too many resources, and we use them inefficiently. This waste of precious and limited health care resources may be our nation's most serious health issue. While the evidence of this situation is prominently reflected in the continuously and dramatically escalating cost of health care, it is tragically experienced by a growing number of Americans who cannot access or afford health care and as a result suffer from preventable disease and premature death.

Four themes were introduced in this space last year that I believe are fundamental to achieving a national goal of affordable health care for all Americans. They were:

> Advancing a process to define essential health benefits and their means of delivery.

> Accepting evidence-based medicine as the standard for quality and appropriate health care.

> Simplifying and standardizing the administrative components of health care services.

> Providing better information and tools for consumers to facilitate their participation with physicians in making health care decisions.

These themes focus on how the national assets of health care, both public and private, can be made more effective when given sustained leadership and sponsorship from legislative, caregiving and business communities. Our voice, along with others, stimulated considerable discussion, but real action has been lacking. Based on all we know today, these areas of focus are clearly correct and must continue to be advanced.

Even as we call for national initiatives, it is imperative that each of us remembers there are important actions we as individuals can and must take. This is particularly apparent when we consider that individual behavior and consumption patterns, similar to those associated with traditional consumer goods and services, are surpassing important factors such as new medical technology and aging as contributors to dramatically rising health costs. More Americans are choosing to consume more service units per capita — driving the crisis in affordable health care. And, as noted earlier, this is occurring without achieving optimal health for all.

This implies that our use of resources is not sufficiently based on the best science and does not necessarily contribute to better health outcomes. Instead, too many of our health decisions — such as the use of some diagnostic tests, prescription drugs and medical procedures — are influenced by personal consumer demand and marketing and advertising pressures rather than scientifically proven appropriateness and cost-effectiveness. A striking level of our health-related consumption is totally discretionary. We must do better when dealing with such an important social issue and resource.

Each of us has a responsibility to use health care resources wisely. We must recognize that our personal and family health choices have consequences for all of us as a community of people, not just for each of us as individuals. And until individuals decide to become more effective and prudent users of health care resources, we will not achieve a more appropriate and rational use of these important social assets. Until then, our debates will center on where to find more money to fund the sub-optimal status quo; the consumer dialogue will continue to focus on the desire to have whatever we want whenever we want it, often regardless of efficacy or appropriateness; and any meaningful actions toward improvement will be obscured behind partisan interests.

It is difficult for most people to know how much care is "enough" and how much is "too much." We have learned that when the costs of care are largely shielded from the individual by their employer's insurance policy, it is difficult for people to fully appreciate the resource and financial consequences of their decisions or those made on their behalf. This is often the case for the roughly 85 percent of American consumers for whom the vast majority of health costs are borne through employer- or government-sponsored benefits. At the other end of the spectrum are those without any form of health care sponsorship. They are fully exposed to dramatic cost escalation and often lack the financial capacity to access even the most essential levels of care.



Decisions grounded in scientific data.



Individual involvement in health care decisions.

An inevitable result of these circumstances is overuse, misuse and underuse of health care resources. Overuse and misuse are wasteful and increase the likelihood of harm and error. Underuse is equally detrimental since it is critical that individuals obtain the right care at the right time. All of these situations carry negative economic and health consequences.

We need to increase the individual's role in the appropriate use and preservation of health care resources and, at the same time, help individual consumers optimize their decision processes. National leadership in this matter is critical. Several steps are appropriate:

> Delivering sustained education programs for school, workplace and clinical settings that focus on appropriate health care use and resource conservation.

> Encouraging development of information sources for consumers that are void of commercial bias.

> Developing media channels that will effectively counterbalance — through enlightened individual responsibility — the intense commercial advertising that has stimulated often indiscriminate consumption of pharmaceuticals, diagnostic services and early-stage medical interventions.

> Creating well-defined guidelines and incentives to establish evidence-based care as the appropriate care standard, with financial deterrents for excessive or non-evidence-based services.

Each of us individually bears a critical responsibility to use our finite health care resources intelligently. Only in that way will we be able to serve all those in need, without regard to financial status. This type of enlightened individual stewardship has been a cornerstone of many great societal advancements made in our country. Our successes in land and water management in earlier decades became a model to other nations for not only conservation but even restoration of natural resources. Individual commitment coordinated with legislative and industrial initiatives was at the core of those successes. Comparable success in such matters as the war on drugs, automobile safety and the availability and importance of higher education occurred because individuals became involved under governmental sponsorship to remedy problems of national interest and proportion. We must individually and collectively bring the same focused cooperation to health care.

By investing in technology, information tools, facilitation of care and basic operating disciplines, UnitedHealth Group is taking meaningful steps toward achieving a better health care system. We are addressing a vast, critically important and dynamic marketplace, and the outlook for our company is very positive. Continued focus on business execution and the needs of those we serve should provide us with ongoing growth and a position of increasing relevance in the area of health and well-being.


William W. McGuire, M.D.

As a research scientist, practicing physician, businessman and consumer, I have for more than 30 years experienced firsthand the wonders that health care can achieve, as well as the frustration and disappointment when it falls short of its potential. It is essential that we appreciate on an intellectual level the realities of the complex social, commercial and scientific issues that impact health care at the national level. It is vital that we continue to imagine at the level of the human spirit what can be done in our health care system, and what it means for all people when essential needs are optimally addressed. The tools for change and improvement are available. We must use them as we address the critical need for change and the benefits that will result.

For our nation to advance with enduring solutions to better serve the needs of all Americans, we must retain the capacity to imagine health care as it could be, make the sacrifices needed and commit the energies required to make what we imagine become reality.

Sincerely,



William W. McGuire, M.D.
Chairman and Chief Executive Officer

UnitedHealth Group

Business Overview

UnitedHealth Group

UnitedHealth Group, through its family of companies, serves more than 48 million Americans, providing the most diverse and comprehensive array of health and well-being services available from any single enterprise.

STRATEGIC DIVERSIFICATION

UnitedHealth Group businesses extend across the broad expanse of health and well-being needs, demographic groups and geographic markets — which account for nearly $1.5 trillion in annual expenditures in the United States — creating diverse business and growth potential across the health care marketplace.

INNOVATION

UnitedHealth Group confronts the challenges within the health care system by advancing innovation. This ranges from designing modular and component-based products that make it easy for customers to select offerings from a broad array of services, features and pricing options provided by UnitedHealth Group businesses, to creating clinical database services that heighten the quality and delivery of care by analyzing health care utilization patterns, treatment effectiveness, outcomes and costs.

PERFORMANCE INFORMATION

UnitedHealth Group is the leader in developing and providing key knowledge and information tools and services to improve health care performance for employers, consumers, physicians and other health care providers, drug and medical device manufacturers, governments and health care intermediaries.

PRACTICAL TECHNOLOGY

Common operating systems and production and service platforms engage enterprise-wide databases to drive the highest quality, most consistent, lowest cost services in the marketplace. These capabilities integrate seamlessly with state-of-the-art Web-based and voice-based services to support a simple access and service experience for consumers, employers, brokers, physicians and other health care providers, who use our Web-based applications for more than 60 million transactions annually.

FINANCIAL PERFORMANCE

(in millions)	2002	2001	2000
Revenues	$ 25,020	$ 23,454	$ 21,122
Earnings From Operations	$ 2,186	$ 1,566	$ 1,200
Operating Margin	8.7 %	6.7 %	5.7%
Cash Flows From Operating Activities	$ 2,423	$ 1,844	$ 1,521
Return on Net Assets	37.5 %	30.7 %	25.5%
Return on Shareholders' Equity[1]	33.0 %	24.5 %	19.0%

[1] Excludes nonrecurring items in 2000, as described in footnote 1 at the bottom of page 19.

Uniprise

Uniprise is the nation's leading provider of benefit delivery and service solutions for large, multi-location employers and insurers. Over the past five years, Uniprise has increased its market share by 75 percent and now serves more than 9.3 million individuals.

COST-EFFECTIVE VALUE AND INNOVATION

Uniprise offers simple, cost-effective services that deliver the highest quality consumer experience, with broad yet economically sensitive access to medical care.

> Integrated Choices. Employers and consumers can combine the best offerings from UnitedHealth Group companies and services from outside sources to create comprehensive, customized benefits packages that are easy to manage and optimally address unique customer needs.

> Advanced Technology. Uniprise offers a state-of-the-art service infrastructure that includes highly automated administrative services, integrated desktop service technology, electronic billing and eligibility services, advanced auto-adjudication of payments and easy-to-use Internet service portals for consumers, physicians and employers.

> Exceptional Service and Quality Standards. Uniprise uses proven process management methods for measuring and improving performance to drive and sustain ever-higher levels of service and quality.

> Consumer Empowerment and Choice. Uniprise is a market leader in consumer engagement, offering a comprehensive array of consumer-directed benefit plans, Web-based services, information resources and easy-to-use applications and tools to help consumers become better informed and make better choices.

FINANCIAL PERFORMANCE

(in millions)	2002	2001	2000
Revenues	$ 2,713	$ 2,462	$ 2,140
Earnings From Operations	$ 509	$ 374	$ 289
Operating Margin	18.8 %	15.2 %	13.5%
Return on Net Assets	47.9 %	37.2 %	30.6%

Health Care Services

Health Care Services includes the businesses of UnitedHealthcare, AmeriChoice and Ovations.

UnitedHealthcare

UnitedHealthcare organizes health and well-being services for small and mid-sized employers, serving nearly 8 million people nationally and providing a comprehensive array of health benefit plans and services. UnitedHealthcare delivers differentiated value by combining the attributes of consumer-oriented products and services, progressive and effective care management services, the cost-effective buying power of 18 million UnitedHealth Group consumers and the simplest, highest quality, most technologically advanced customer service.

CONSUMER-ORIENTED

UnitedHealthcare provides individuals with simple, convenient access to a broad and diverse spectrum of fully qualified physicians and health care providers. Since introducing open access consumer choice products to the market more than 15 years ago, UnitedHealthcare has steadily increased the depth and breadth of consumer participation in health care choices.

COST-EFFECTIVE

As the largest commercial buyer of health care services in America, UnitedHealthcare leverages UnitedHealth Group's aggregate purchasing power of more than 18 million individuals to offer quality health products and services at fair prices for both health care consumers and providers of care.

CARE MANAGEMENT AND FACILITATION

UnitedHealthcare products and services have always embodied the most progressive, appropriate and effective clinical care management and facilitation capabilities, including health education and information resources, personal care facilitation and advocacy services, intensive case management, pharmacy and diagnostic testing services, targeted disease management programs, and care coordination and outreach programs. This array represents the most comprehensive set of quality-oriented clinical services available in the marketplace.

EXCELLENCE IN SERVICE

UnitedHealthcare delivers leading, technologically advanced voice- and Internet-based services to the marketplace. National production and service centers linked with Internet service portals deliver seamless service to consumers, employers, health care providers, brokers and consultants. Enterprise-wide quality processes and measures advance the most consistent and highest quality services available at market-leading levels of productivity.

AmeriChoice

AmeriChoice facilitates the delivery of health care services for more than 1 million individuals eligible for state-sponsored health care programs through network-based benefit offerings and personal care management programs. AmeriChoice combines community-based networks with preventative services, outreach and intensive case management to serve the complex and unique needs of the individuals in these programs. Innovative outreach and education programs, some developed with the assistance of leading researchers and clinicians from the finest academic medical centers in the country, target the most frequent causes of severe health conditions—such as asthma, diabetes, sickle cell disease and high-risk pregnancies — affecting AmeriChoice beneficiaries.

Ovations

Ovations is the largest business in the United States solely dedicated to the health and well-being needs of Americans age 50 and older. The company provides a variety of unique products and services.

OVATIONS HEALTH AND WELL-BEING SERVICES

Ovations offers the nation's largest retail pharmacy discount card program, pharmacy mail order services, and merchandise offerings of healthy living products targeted to individuals age 50 and older.

EVERCARE

Evercare provides individualized health care services for aging, vulnerable and chronically ill individuals across the full continuum of care settings. In 2002, Evercare entered into an agreement with the British government to apply its unique approach to improve senior care in the United Kingdom.

SENIOR HEALTH BENEFITS

Ovations offers supplemental health benefits uniquely fashioned to meet the needs of seniors and retirees. Ovations partners with AARP to provide supplemental health benefits — principally to Medicare-eligible seniors — firmly establishing themselves as the nation's leading provider of these programs. Today, Ovations' Medicare supplement offerings through AARP are among the most competitive across the country, serving more than 3.6 million seniors.

SENIOR AND RETIREE SERVICES

Ovations serves 225,000 individuals through Medicare+Choice products in 13 markets. In 2003, Ovations will also operate eight preferred provider plans for Medicare-eligible individuals as part of an innovation initiative with CMS (Centers for Medicare and Medicaid Services).

FINANCIAL PERFORMANCE — HEALTH CARE SERVICES

(in millions)	2002	2001	2000
Revenues	$ 21,644	$ 20,494	$ 18,696
Earnings From Operations	$ 1,336	$ 944	$ 739
Operating Margin	6.2 %	4.6 %	4.0%
Return on Net Assets	35.7 %	29.2 %	24.6%

Specialized Care Services

Specialized Care Services operates nine freestanding businesses, each of which has full product and service capabilities dedicated to serving a unique area of health care. Specialized Care Services' business units are aligned under four groups.

SPECIALTY HEALTH AND WELL-BEING SERVICES

Specialized Care Services provides networks, benefits and services in the areas of behavioral health and complementary and alternative care.

> United Behavioral Health is a market leader in the area of behavioral health benefits, employee assistance programs and life-event counseling and support services, serving approximately 22 million individuals nationwide.

> ACN Group operates a comprehensive national network of chiropractic, physical therapy and alternative care services, serving approximately 18 million individuals.

PERSONAL HEALTH SERVICES

Specialized Care Services businesses help individuals make more informed health care decisions and manage their health and health care more effectively.

> United Resource Networks, which is nationally recognized for facilitating access to centers of excellence for transplantation services for approximately 41 million individuals on behalf of health plans, insurers, employers and health care payers, now offers oncology services and is introducing services in the areas of heart disease and neonatology.

> Care Management provides disease and condition management, complex case management and care facilitation services.

> Optum® offers personalized health and well-being information and decision support services to more than 23 million individuals through multiple communication and media channels.

CONSUMER CARE SERVICES

Specialized Care Services businesses address the need to access services and products in unique areas associated with personal care.

> Dental Benefit Providers and Spectera provide comprehensive, network-based dental and vision services to more than 10 million individuals.

GROUP INSURANCE SERVICES

Specialized Care Services offers life and accident benefits to employers and makes benefit products and services available to self-insured employers through independent administrators.

FINANCIAL PERFORMANCE

(in millions)	2002	2001	2000
Revenues	$ 1,509	$ 1,254	$ 974
Earnings From Operations	$ 286	$ 214	$ 174
Operating Margin	19.0 %	17.1 %	17.9%
Return on Net Assets	50.7 %	59.1 %	68.8%

Ingenix

Ingenix is an international leader in the field of health care data analysis and application. The company serves pharmaceutical companies, health insurers and payers, health care providers, large employers and government entities on a business-to-business basis with a broad portfolio of data tools, publications, and research and consulting services.

HEALTH INTELLIGENCE

Ingenix Health Intelligence provides database and data management services, analytical and transactional software and services, publications and consulting services to more than 3,000 hospitals, 250,000 physicians, 2,000 payers and intermediaries, and 100 life science customers. Ingenix products focus on four key areas:

DATABASE SERVICES	CONSULTING SERVICES AND ANALYTICS	INFORMATION SOFTWARE	PUBLICATIONS AND ONLINE SERVICES
> Comprehensive longitudinal and episodic clinical databases > Provider credentialing databases > Prescription drug database services	> Actuarial services > Clinical cost trend reporting and forecasting > Integrated customer reporting and analytics > Predictive modeling tools > Fraud and abuse services	> Physician data sharing and quality analysis and reporting > Comprehensive transaction editing > Physician billing services	> Coding and reimbursement services > Benchmark databases for hospital performance > Integrity and compliance information services

PHARMACEUTICAL SERVICES

Ingenix Pharmaceutical Services serves as a quality research partner to more than 60 pharmaceutical and biotechnology enterprises. Ingenix Pharmaceutical Services offers services to support all steps in the drug and medical device development process, including clinical research services, epidemiology research, economic and therapeutic outcomes research, and customized marketing and medical education services, with clinical specialization in therapeutic areas including conditions affecting the central nervous system, infectious disease, endocrinology, cardiovascular disease and oncology.

FINANCIAL PERFORMANCE

(in millions)	2002	2001	2000
Revenues	$ 491	$ 447	$ 375
Earnings From Operations	$ 55	$ 48	$ 32
Operating Margin	11.2 %	10.7 %	8.5%
Return on Net Assets	7.6 %	7.5 %	5.2%

UnitedHealth Group

Financial Review

(in millions, except per share data)	For the Year Ended December 31, 2002	2001	2000	1999	1998
CONSOLIDATED OPERATING RESULTS					
Revenues	**$ 25,020**	$ 23,454	$ 21,122	$ 19,562	$ 17,355
Earnings (Loss) From Operations	**$ 2,186**	$ 1,566	$ 1,200	$ 943	$ (42)[3]
Net Earnings (Loss)	**$ 1,352**	$ 913	$ 736[1]	$ 568[2]	$ (166)
Net Earnings (Loss) Applicable to Common Shareholders	**$ 1,352**	$ 913	$ 736	$ 568	$ (214)[3]
Return on Shareholders' Equity	**33.0%**	24.5%	19.8%[1]	14.1%	na[3]
Basic Net Earnings (Loss) per Common Share	**$ 4.46**	$ 2.92	$ 2.27	$ 1.63	$ (0.56)
Diluted Net Earnings (Loss) per Common Share	**$ 4.25**	$ 2.79	$ 2.19[1]	$ 1.60[2]	$ (0.56)[3]
Common Stock Dividends per Share	**$ 0.03**	$ 0.03	$ 0.02	$ 0.02	$ 0.02
CONSOLIDATED CASH FLOWS FROM OPERATING ACTIVITIES	**$ 2,423**	$ 1,844	$ 1,521	$ 1,189	$ 1,071
CONSOLIDATED FINANCIAL CONDITION (As of December 31)					
Cash and Investments	**$ 6,329**	$ 5,698	$ 5,053	$ 4,719	$ 4,424
Total Assets	**$ 14,164**	$ 12,486	$ 11,053	$ 10,273	$ 9,675
Debt	**$ 1,761**	$ 1,584	$ 1,209	$ 991	$ 708
Shareholders' Equity	**$ 4,428**	$ 3,891	$ 3,688	$ 3,863	$ 4,038
Debt-to-Total-Capital Ratio	**28.5%**	28.9%	24.7%	20.4%	14.9%

na – not applicable

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

[1] 2000 results include a $14 million net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the United Health Foundation and a $27 million gain ($17 million after tax) related to a separate disposition of UnitedHealth Capital investments. Excluding these items, 2000 net earnings and diluted net earnings per common share were $705 million and $2.10 per share, and return on shareholders' equity was 19.0%.

[2] 1999 results include a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding this benefit, net earnings and diluted net earnings per common share were $563 million and $1.59 per share.

[3] Excluding the operational realignment and other charges of $725 million, $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates, and the $20 million convertible preferred stock redemption premium from 1998 results, earnings from operations and net earnings applicable to common shareholders would have been $858 million and $509 million, or $1.31 diluted net earnings per common share, and return on shareholders' equity would have been 11.9%.

2002 FINANCIAL PERFORMANCE HIGHLIGHTS

2002 was a record year for UnitedHealth Group as the company continued strong diversified growth across its business segments and realized diluted net earnings per common share of $4.25, up 52% over 2001 on a reported basis and up 38% on a FAS No. 142 comparable reporting basis.[1] Other financial performance highlights include:

> Revenues of $25.0 billion, a 7% increase over 2001.
> Operating earnings of $2.2 billion, up 40% over 2001 on a reported basis and up 32% on a FAS No. 142 comparable reporting basis.
> Net earnings of nearly $1.4 billion, a 48% increase over 2001 on a reported basis and a 35% increase on a FAS No. 142 comparable reporting basis.
> Operating cash flows of more than $2.4 billion, an increase of 31% over 2001.
> Consolidated operating margin of 8.7%, up from 6.7% in 2001 on a reported basis and up from 7.1% on a FAS No. 142 comparable reporting basis, driven by operational and productivity improvements, improved margins on risk-based products, and a product mix shift from risk-based products to higher-margin, fee-based products.
> Return on shareholders' equity of 33.0%, up from 24.5% in 2001 on a reported basis and up from 26.8% on a FAS No. 142 comparable reporting basis.

2002 RESULTS COMPARED TO 2001 RESULTS

CONSOLIDATED FINANCIAL RESULTS

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are derived from risk-based arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by approximately $1.6 billion, or 7%, in 2002 to $25.0 billion. Strong growth across our business segments was partially offset by the impact of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers, and withdrawals and benefit design changes in our Medicare+Choice product offering in certain markets.

[1] On January 1, 2002, UnitedHealth Group adopted Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets," which eliminated the amortization of goodwill. To enhance analysis, the FAS No. 142 comparable reporting basis excludes $93 million ($89 million after tax effect) of goodwill amortization from 2001 results.

Following is a discussion of 2002 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2002 totaled $21.9 billion, an increase of $1.2 billion, or 6%, compared with 2001.

Premium revenues from UnitedHealthcare's commercial risk-based products increased by approximately $1.2 billion, or 10%, to $12.9 billion in 2002. Average net premium rate increases exceeded 13% on UnitedHealthcare's renewing commercial risk-based business. This increase was partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers and a shift in product mix from risk-based to fee-based products. During 2002, the number of individuals served by UnitedHealthcare commercial risk-based products decreased by 180,000, or 3%.

Premium revenues from state-sponsored Medicaid and federally sponsored Medicare+Choice programs decreased by $400 million, or 11%, to $3.2 billion in 2002. Premium revenues from Medicare+Choice programs decreased by $850 million to $1.6 billion because of planned withdrawals and benefit design changes in certain markets, undertaken in response to insufficient Medicare program reimbursement rates. Premium revenues from Medicaid programs increased by $450 million to $1.6 billion in 2002. More than half of this increase, $240 million, related to the acquisition of AmeriChoice on September 30, 2002.

The balance of premium revenue growth in 2002 included a $240 million increase in Health Care Services' premium revenues driven by an increase in the number of individuals served by both Ovations' Medicare supplement products provided to AARP members and by its Evercare business. In addition, Specialized Care Services realized a $140 million increase in premium revenues in 2002.

Service Revenues Service revenues in 2002 totaled $2.9 billion, an increase of $404 million, or 16%, over 2001. The increase in service revenues was driven primarily by aggregate growth of 11% in individuals served by Uniprise and UnitedHealthcare under fee-based arrangements. Uniprise and UnitedHealthcare service revenues grew by an aggregate of $230 million during 2002. Additionally, revenues from Ovations' Pharmacy Services business, established in June 2001, increased by approximately $110 million as it was in operation for the full year in 2002.

Investment and Other Income Investment and other income in 2002 totaled $220 million, a decrease of $61 million, or 22%, from 2001. Interest income decreased by $32 million due to lower interest yields on investments in 2002 compared with 2001, partially offset by the impact of increased levels of cash and fixed-income investments. Net realized capital losses in 2002 were $18 million, compared to net realized capital gains of $11 million in 2001. The 2002 net realized capital losses were mainly due to sales of investments in debt securities of certain companies in the telecommunications industry and impairments recorded on certain UnitedHealth Capital equity investments. The losses were partially offset by capital gains on sales of investments in other debt securities.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 85.3% in 2001 to 83.0% in 2002. Excluding the AARP business,[1] the medical care ratio decreased by 250 basis points from 83.9% in 2001 to 81.4% in 2002. Approximately 90 basis points of the medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from our small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. Additionally, the impact of withdrawals and benefit design changes in certain Medicare markets pertaining to our Medicare+Choice offering improved the medical care ratio by approximately 90 basis points. The balance of the decrease in the medical care ratio was primarily driven by changes in product and business mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

On an absolute dollar basis, consolidated medical costs increased by $548 million, or 3%, over 2001. This increase principally resulted from a rise in medical costs of approximately 12%, or $2.1 billion, driven by the combination of medical cost inflation and increased health care consumption. Partially offsetting this increase, medical costs decreased by approximately $1.4 billion resulting from net reductions in the number of people receiving benefits under our Medicare and commercial risk-based products. The balance of the decrease in medical costs was driven primarily by changes in benefit designs in certain Medicare markets.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) was 17.5% in 2002, compared with 17.0% in 2001. Changes in productivity and revenue mix affect the operating cost ratio. Our fee-based products and services, which are growing at a faster rate than our premium-based products, have much higher operating cost ratios than our premium-based products. In addition, our Medicare business, which has relatively low operating costs as a percentage of revenues, has decreased in size relative to our overall operations. Using a revenue mix comparable to 2001, the 2002 operating cost ratio would have decreased by approximately 20 basis points, representing the equivalent of a $50 million year-over-year reduction in operating costs. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, primarily in the form of reduced labor and occupancy costs supporting our transaction processing and customer service, billing and enrollment functions. The impact of these efficiencies was partially offset by the incremental costs associated with the development, deployment, adoption and maintenance of new technology releases as well as increased business self-insurance costs during 2002.

On an absolute dollar basis, operating costs increased by $408 million, or 10%, over 2001. This increase was driven by a 7% increase in total individuals served by Health Care Services and Uniprise during 2002, general operating cost inflation and the additional costs associated with acquired businesses.

[1] Premium revenues and medical costs from the AARP business were $3.7 billion and $3.4 billion, respectively, in 2002 and $3.6 billion and $3.3 billion, respectively, in 2001. Underwriting gains or losses related to the AARP business are recorded as an increase or decrease to a rate stabilization fund as described in Note 4 to the Consolidated Financial Statements.

Depreciation and Amortization

Depreciation and amortization was $255 million in 2002 and $265 million in 2001. This decrease was due to $93 million of amortization expense in 2001 recorded for goodwill, which is no longer amortized in 2002 pursuant to FAS No. 142. This decrease was largely offset by $83 million of additional depreciation and amortization resulting from higher levels of equipment and capitalized software as a result of technology enhancements and business growth.

Income Taxes

Our effective income tax rate was 35.5% in 2002 and 38.0% in 2001. The decrease was primarily due to the impact of non-tax-deductible goodwill amortization that is no longer amortized for financial reporting purposes, as required by FAS No. 142. Assuming FAS No. 142 was effective during 2001, the effective tax rate would have been approximately 36.0% during 2001.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	**2002**	2001	Percent Change
Health Care Services	**$21,644**	$ 20,494	6%
Uniprise	**2,713**	2,462	10%
Specialized Care Services	**1,509**	1,254	20%
Ingenix	**491**	447	10%
Corporate and Eliminations	**(1,337)**	(1,203)	nm
Consolidated Revenues	**$25,020**	$ 23,454	7%

EARNINGS FROM OPERATIONS		2001		
	2002	Reported	Adjusted[1]	Percent Change[1]
Health Care Services	**$ 1,336**	$ 944	$ 982	36%
Uniprise	**509**	374	402	27%
Specialized Care Services	**286**	214	220	30%
Ingenix	**55**	48	69	(20%)
Total Operating Segments	**2,186**	1,580	1,673	31%
Corporate	**–**	(14)	(14)	nm
Consolidated Earnings From Operations	**$ 2,186**	$ 1,566	$ 1,659	32%

nm — not meaningful

[1] Adjusted to exclude $93 million of amortization expense associated with goodwill. Pursuant to FAS No. 142, which we adopted effective January 1, 2002, goodwill is no longer amortized. Where applicable, the percent change is calculated comparing the 2002 results to the 2001 "Adjusted" results.

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers. Ovations delivers health and well-being services for Americans age 50 and older. AmeriChoice facilitates and manages health care services for state Medicaid programs and their beneficiaries.

Health Care Services posted record revenues of $21.6 billion in 2002, an increase of approximately $1.2 billion, or 6%, over 2001. The increase in revenues primarily resulted from an increase of approximately $1.2 billion in UnitedHealthcare's commercial premium revenues. This was driven by average net premium rate increases in excess of 13% on renewing commercial risk-based business, partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers. Premium revenues from Medicaid programs increased by $450 million in 2002, of which $240 million related to the acquisition of AmeriChoice on September 30, 2002. Offsetting these increases, Medicare+Choice premium revenues decreased by $850 million as a result of planned withdrawals and benefit design changes in certain markets in response to insufficient Medicare program reimbursement rates. The balance of Health Care Services' revenue growth in 2002 includes a $240 million increase in Ovations' revenues driven by an increase in individuals served by both its Medicare supplement products provided to AARP members and its Evercare business, and a $140 million increase in revenues from its Pharmacy Services business, established in June 2001.

Health Care Services realized earnings from operations of $1.3 billion in 2002, an increase of $392 million, or 42%, over 2001 on a reported basis, and an increase of $354 million, or 36%, over 2001 on a FAS No. 142 comparable reporting basis. This increase primarily resulted from improved gross margins on UnitedHealthcare's commercial risk-based products, revenue growth and operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, principally in the form of reduced labor and occupancy costs supporting transaction processing and customer service, billing and enrollment functions. Health Care Services' operating margin increased to 6.2% in 2002 from 4.6% on a reported basis and from 4.8% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by a combination of an improved medical care ratio, productivity improvements and a shift in product mix from risk-based products to higher-margin, fee-based products.

UnitedHealthcare's commercial medical care ratio decreased by 230 basis points from 84.1% in 2001 to 81.8% in 2002. Approximately 130 basis points of the commercial medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. The balance of the decrease in the commercial medical care ratio was primarily driven by changes in product mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

The number of individuals served by UnitedHealthcare's commercial products increased by 230,000, or 3%, during 2002. This included an increase of 410,000, or 18%, in the number of individuals served with fee-based products, driven by new customer relationships and customers converting from risk-based products during 2002. This increase was partially offset by a decrease of 180,000, or 3%, in individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

UnitedHealthcare's year-over-year Medicare enrollment decreased 35% because of market withdrawals and benefit design changes. These actions were taken in response to insufficient Medicare program reimbursement rates in specific counties and were intended to preserve profit margins and better position the Medicare program for long-term success. UnitedHealthcare will continue to evaluate Medicare markets and, where necessary, take actions that may result in further withdrawals of Medicare product offerings or reductions in enrollment, when and as permitted by its contracts with CMS (Centers for Medicare and Medicaid Services).

UnitedHealthcare's year-over-year Medicaid enrollment increased by 390,000, largely due to the acquisition of AmeriChoice on September 30, 2002, which served approximately 360,000 individuals as of the acquisition date.

The following table summarizes individuals served, by major market segment and funding arrangement, as of December 31[1]:

(in thousands)	2002	2001
Commercial		
Risk-Based	**5,070**	5,250
Fee-Based	**2,715**	2,305
Total Commercial	**7,785**	7,555
Medicare	**225**	345
Medicaid	**1,030**	640
Total Government Programs	**1,255**	985
Total	**9,040**	8,540

[1] Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

Uniprise

Uniprise provides health and well-being access and services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans. Uniprise revenues were $2.7 billion in 2002, up $251 million, or 10%, over 2001. This increase was driven primarily by an 8% increase in Uniprise's customer base. Uniprise served 8.6 million individuals as of December 31, 2002, and 8.0 million individuals as of December 31, 2001.

Uniprise earnings from operations grew by $135 million, or 36%, over 2001 on a reported basis, and by $107 million, or 27%, over 2001 on a FAS No. 142 comparable reporting basis. Operating margin improved to 18.8% in 2002 from 15.2% on a reported basis and from 16.3% on a FAS No. 142 comparable reporting basis in 2001. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, primarily in the form of reduced labor and occupancy costs supporting its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services is a portfolio of health and well-being businesses, each serving a specialized market need with a unique blend of benefits, networks, services and resources. Specialized Care Services had revenues of $1.5 billion in 2002, an increase of $255 million, or 20%, over 2001. This increase was principally driven by $140 million of revenue growth from Spectera, its vision care benefits business acquired in October 2001, and an increase in the number of individuals served by United Behavioral Health, its mental health benefits business, and Dental Benefit Providers, its dental services business.

Earnings from operations reached $286 million in 2002, an increase over 2001 of $72 million, or 34%, on a reported basis and $66 million, or 30%, on a FAS No. 142 comparable reporting basis. Specialized Care Services' operating margin increased to 19.0% in 2002, up from 17.1% on a reported basis and from 17.5% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by operational and productivity improvements, partially offset by a shifting business mix toward higher revenue, lower margin products. With the continuing growth of this segment, we have begun consolidating production and service operations to a segment-wide service and production infrastructure to improve service quality and consistency and enhance productivity and efficiency.

Ingenix

Ingenix is an international leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, health care providers, large employers and governments. Revenues were $491 million in 2002, an increase of $44 million, or 10%, over 2001. This was the result of strong new business growth in the health information business and revenues from acquired businesses, partially offset by reduced revenues in the pharmaceutical services business.

Earnings from operations were $55 million, up $7 million, or 15%, over 2001 on a reported basis, and down $14 million, or 20%, from 2001 on a FAS No. 142 comparable reporting basis. Operating margin was 11.2% in 2002, up from 10.7% in 2001 on a reported basis, and down from 15.4% on a FAS No. 142 comparable reporting basis. The reduction in earnings from operations and operating margin on a FAS No. 142 comparable reporting basis was due to cancellations and delays of certain clinical research trials by pharmaceutical clients, which have been affected by weak industry-specific conditions. This reduction was partially offset by strong business growth and slightly expanding margins in the health information business.

Corporate

Corporate includes costs for certain company-wide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. The decrease in corporate expenses of $14 million from 2001 to 2002 reflects the completion during 2001 of certain company-wide process improvement initiatives.

2001 RESULTS COMPARED TO 2000 RESULTS

CONSOLIDATED FINANCIAL RESULTS

Revenues

Consolidated revenues increased by 11% in 2001 to $23.5 billion. Strong and balanced growth across all business segments was partially offset by the impact of planned exits in 2000 from UnitedHealthcare's commercial businesses in the Pacific Coast region, the withdrawal of its Medicare+Choice product offering from targeted counties and the closure of Uniprise's Medicare fiscal intermediary operations. Following is a discussion of 2001 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2001 totaled $20.7 billion, an increase of $1.8 billion, or 9%, compared with 2000. This increase was primarily driven by average net premium rate increases in excess of 13% on UnitedHealthcare's renewing commercial risk-based business, partially offset by the impact of business and market exits.

Service Revenues Service revenues in 2001 totaled $2.5 billion, an increase of $526 million, or 27%, over 2000. The overall increase in service revenues was primarily the result of 20% growth in Uniprise's customer base, growth in UnitedHealthcare's fee-based business, and establishment of the Ovations Pharmacy Services business in June 2001.

Investment and Other Income Investment and other income in 2001 totaled $281 million, an increase of $49 million over 2000. Lower interest yields on investments in 2001 compared with 2000 were substantially offset by the impact of increased levels of cash and fixed-income investments in 2001. Net realized capital gains in 2001 were $11 million, compared to net realized capital losses of $34 million in 2000.

Medical Costs

The consolidated medical care ratio decreased from 85.4% in 2000 to 85.3% in 2001. Excluding the AARP business, the medical care ratio was 83.9% in both 2000 and 2001, as net premium rate increases were generally well matched with increases in medical benefit costs.

On an absolute dollar basis, medical costs increased $1.5 billion, or 9%, over 2000. The increase was driven by medical cost inflation, increased health care consumption patterns, benefit changes and product mix changes.

Operating Costs

The operating cost ratio was 17.0% in 2001, compared with 16.7% in 2000. Changes in productivity and revenue mix affect the operating cost ratio. For many of our faster-growing businesses, most direct costs of revenue are included in operating costs, not medical costs. Using a revenue mix comparable to 2000, the 2001 operating cost ratio would have decreased by approximately 70 basis points. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives, primarily in the form of reduced labor and occupancy costs supporting our transaction processing and customer service, billing and enrollment functions. Additionally, because our infrastructure can be scaled efficiently, we have been able to grow revenues at a proportionately higher rate than associated expenses.

On an absolute dollar basis, operating costs increased by $459 million, or 13%, over 2000. This increase reflected additional costs to support product and technology development initiatives, general operating cost inflation and the 10% increase in individuals served by Health Care Services and Uniprise in 2001. These increases were partially offset by productivity and technology improvements discussed above.

Depreciation and Amortization

Depreciation and amortization was $265 million in 2001 and $247 million in 2000. This increase resulted primarily from higher levels of capital expenditures to support business growth and technology enhancements, as well as the amortization of goodwill and other intangible assets related to acquisitions.

Income Taxes

The 2000 income tax provision includes nonrecurring tax benefits primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding nonrecurring tax benefits, our effective income tax rate was 38.0% in 2001 and 37.5% in 2000.

BUSINESS SEGMENTS

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	2001	2000	Percent Change
Health Care Services	$ 20,494	$ 18,696	10%
Uniprise	2,462	2,140	15%
Specialized Care Services	1,254	974	29%
Ingenix	447	375	19%
Corporate and Eliminations	(1,203)	(1,063)	nm
Consolidated Revenues	$ 23,454	$ 21,122	11%

EARNINGS FROM OPERATIONS	2001	2000	Percent Change
Health Care Services	$ 944	$ 739	28%
Uniprise	374	289	29%
Specialized Care Services	214	174	23%
Ingenix	48	32	50%
Total Operating Segments	1,580	1,234	28%
Corporate	(14)	(34)	nm
Consolidated Earnings From Operations	$ 1,566	$ 1,200	31%

nm — not meaningful

Health Care Services

The Health Care Services segment posted revenues of $20.5 billion in 2001, an increase of $1.8 billion, or 10%, over 2000. This increase resulted from average net premium rate increases in excess of 13% on UnitedHealthcare's renewing commercial risk-based business, partially offset by the impact of UnitedHealthcare's targeted exits in 2000 from its commercial businesses in the Pacific Coast region and the withdrawal of its Medicare+Choice product offering from certain counties.

Health Care Services had earnings from operations of $944 million in 2001, an increase of $205 million, or 28%, over 2000. This increase resulted from revenue growth and stable gross margins on UnitedHealthcare's commercial business and operating cost efficiencies from process improvement, technology deployment and cost management initiatives. Health Care Services' operating margin increased to 4.6% in 2001 from 4.0% in 2000, driven by the productivity improvements described above and a shift in product mix from risk-based products to higher-margin, fee-based products.

UnitedHealthcare's commercial medical care ratio remained flat compared with 2000 at 84.1%, as net premium rate increases were generally well matched with increases in overall medical benefit costs.

The number of individuals served by UnitedHealthcare commercial products increased by 135,000, or 2%, during 2001. This included an increase of 380,000 in the number of individuals served with fee-based products as a result of customers converting from risk-based products and new customer relationships established in 2001. This increase was partially offset by a 245,000 decrease in individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare's targeted withdrawal of its risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

UnitedHealthcare's year-over-year Medicare enrollment decreased by 15% in 2001 because of targeted market withdrawals and benefit design changes in response to insufficient Medicare program reimbursement rates.

The following table summarizes individuals served, by major market segment and funding arrangement, as of December 31[1]:

(in thousands)	2001	2000
Commercial		
Risk-Based	5,250	5,495
Fee-Based	2,305	1,925
Total Commercial	7,555	7,420
Medicare	345	405
Medicaid	640	550
Total Government Programs	985	955
Total	8,540	8,375

[1] Excludes individuals served by Ovations' Medicare supplement products provided to AARP members.

Uniprise

Uniprise revenues were $2.5 billion in 2001, up $322 million, or 15%, over 2000. This increase was driven primarily by continued growth in Uniprise's customer base, which had a 20% increase in the number of individuals served. Uniprise served 8.0 million individuals as of December 31, 2001, and 6.7 million individuals as of December 31, 2000. Uniprise's earnings from operations grew by $85 million, or 29%, over 2000 as a result of the increased revenues. The operating margin improved to 15.2% in 2001 from 13.5% in 2000. As revenues have increased, Uniprise has expanded its operating margin by improving productivity through process improvement initiatives and deployment of technology. Additionally, Uniprise's infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services
Specialized Care Services had revenues of $1.3 billion in 2001, an increase of $280 million, or 29%, over 2000. This increase was driven primarily by an increase in the number of individuals served by United Behavioral Health, and an increase in specialized services purchased by customers of Uniprise and UnitedHealthcare. Earnings from operations reached $214 million in 2001, an increase of 23% over 2000. Specialized Care Services' operating margin decreased from 17.9% in 2000 to 17.1% in 2001. The decrease in operating margin was the result of a shifting product mix, with a larger percentage of revenues coming from businesses with higher revenues per individual served and lower percentage operating margins.

Ingenix
Revenues were $447 million in 2001, an increase of $72 million, or 19%, over 2000. This increase reflected growth in both the health information and pharmaceutical services businesses. Earnings from operations were $48 million, up 50% over 2000. Operating margin increased to 10.7% in 2001 from 8.5% in 2000, principally as a result of revenue growth and improved productivity.

Corporate
The decrease of $20 million in 2001 corporate expenses reflected lower company-wide process improvement expenses in 2001 compared to 2000, as certain process improvement initiatives were completed in 2001.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2002

LIQUIDITY
We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the confines of our financial strategy, such as our self-imposed limit of 30% on our debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity).

A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our near-term obligations in longer term, investment grade marketable debt securities, to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors' approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations. Also, we issue long-term debt and commercial paper with staggered maturity dates and have available credit facilities. These additional sources of liquidity allow us to maintain further operating and financial flexibility. Because of this flexibility, we typically maintain low cash and investment balances in our non-regulated companies. Cash in these entities is generally used to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash generated from operating activities, our primary source of liquidity, is principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

CASH AND INVESTMENTS

During 2002, we generated cash from operations of more than $2.4 billion, an increase of $579 million, or 31%, over 2001. The increase in operating cash flows primarily resulted from an increase of $429 million in net earnings excluding depreciation and amortization expense.

We maintained a strong financial condition and liquidity position, with cash and investments of $6.3 billion at December 31, 2002. Total cash and investments increased by $631 million since December 31, 2001, primarily resulting from strong cash flows from operations and acquisitions requiring maintenance of incremental regulated capital, partially offset by common stock repurchases, capital expenditures and business acquisitions.

As further described under "Regulatory Capital and Dividend Restrictions," many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2002, approximately $280 million of our $6.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $130 million was available for general corporate use, including acquisitions and share repurchases. The remaining $150 million consists primarily of public and non-public equity securities held by UnitedHealth Capital, our investment capital business.

FINANCING AND INVESTING ACTIVITIES

We use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2002 and 2001, we had commercial paper and debt outstanding of $1.8 billion and $1.6 billion, respectively. Our debt-to-total-capital ratio was 28.5% and 28.9% as of December 31, 2002 and 2001, respectively. We expect to maintain our debt-to-total-capital ratio between 25% and 30%. Within this range, we believe our cost of capital and return on shareholders' equity are optimized, while maintaining a prudent level of leverage and liquidity.

In January 2002, we issued $400 million of 5.2% fixed-rate notes due January 2007. We used proceeds from this borrowing to repay commercial paper and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. When we issued these notes, we entered into short-term LIBOR-based (London Interbank Offered Rate) variable interest rate swap agreements for $200 million of the above notes. At December 31, 2002, the rate used to accrue interest expense on these swaps was approximately 1.4%.

As of December 31, 2002, we had outstanding commercial paper of $461 million and current maturities of long-term debt of $350 million. We intend to issue new term debt or commercial paper during 2003, as necessary, to finance the repayment of these obligations. As noted below, we believe that we have sufficient flexibility to obtain additional financing in the public or private markets.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2003. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). As of December 31, 2002 and 2001, we had no amounts outstanding under our credit facilities or ECNs.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated "A" by Standard & Poor's (S&P) and Fitch, and "A3" by Moody's. Our commercial paper and ECN programs are rated "A-1" by S&P, "F-1" by Fitch, and "P-2" by Moody's. Consistent with our intention of maintaining our senior debt ratings in the "A" range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt and commercial paper ratings would likely adversely affect our borrowing capacity and costs.

The remaining issuing capacity of all securities covered by our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities) is $450 million. We may publicly offer such securities from time to time at prices and terms to be determined at the time of offering. We also have an S-4 acquisition shelf registration statement under which we have remaining issuing capacity of approximately 5.6 million shares of our common stock in connection with acquisition activities.

During 2002 and 2001, we invested $419 million and $425 million, respectively, in property, equipment, capitalized software and information technology hardware. These investments were made to support business growth, operational and cost efficiencies, service improvements and technology enhancements.

Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We are integrating our existing Medicaid business with AmeriChoice, creating efficiencies from the consolidation of health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees, and we paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. We will acquire the remaining minority interest after five years at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees.

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2002, we repurchased 22.3 million shares at an aggregate cost of approximately $1.8 billion. As of December 31, 2002, we had board of directors' authorization to purchase up to an additional 16.5 million shares of our common stock.

As a limited part of our share repurchase activities, we had entered into purchase agreements with an independent third party to purchase shares of our common stock at various times and prices. In May 2002, the share purchase agreements were terminated, and we elected to receive shares of our common stock from the third party as settlement consideration. The favorable settlement amount was not material and was recorded through additional paid-in capital. We currently have no outstanding purchase agreements with respect to our common stock.

On February 11, 2003, the board of directors approved an annual dividend for 2003 of $0.03 per share. The dividend will be paid on April 17, 2003, to shareholders of record at the close of business on April 1, 2003.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes future obligations due by period as of December 31, 2002, under our debt agreements, lease obligations and other commercial commitments (in millions):

	2003	2004 to 2005	2006 to 2007	Thereafter	Total
Debt and Commercial Paper[1]	$ 811	$ 550	$ 400	$ –	$ 1,761
Operating Leases	109	179	142	190	620
Unconditional Purchase Obligations[2]	40	44	17	–	101
Total Contractual Obligations	$ 960	$ 773	$ 559	$ 190	$ 2,482

[1] Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

[2] Amounts represent minimum purchase commitments under existing service agreements.

Currently, we do not have any other material definitive commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications and may include acquisitions.

AARP

In January 1998, we initiated a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.7 billion in 2002, $3.6 billion in 2001 and $3.5 billion in 2000.

The underwriting gains or losses related to the AARP business are recorded as an increase or decrease to a rate stabilization fund (RSF), which is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. The company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF. We may recover RSF deficits, if any, from gains in future contract periods. To date, we have not been required to fund any underwriting deficits. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2002, our regulated subsidiaries had aggregate statutory capital of approximately $2.5 billion, which is significantly more than the aggregate minimum regulatory requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

REVENUES

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on historical collection rates, the age of unpaid amounts, and information about the creditworthiness of the customers. We revise estimates of revenue adjustments and uncollectible accounts receivable each period, and record changes in the period they become known.

MEDICAL COSTS

A substantial portion of our medical costs payable is based on estimates, which include estimates for the costs of health care services eligible individuals have received under risk-based arrangements but for which claims have not yet been submitted, and estimates for the costs of claims we have received but have not yet processed. We develop medical costs payable estimates using consistently applied actuarial methods based on historical claim submission and payment data, cost trends, utilization of health care services, contracted service rates, customer and product mix, and other relevant factors.

Over time, as actual claim costs and more current information become available, our estimated liability for medical costs payable develops either favorably, with revised payable estimates less than originally reported medical costs payable, or unfavorably, with revised payable estimates more than originally reported medical costs payable. We include the impacts of changes in estimates in the operating results of the period in which we identify the changes.

Each period, our operating results include the effects of revisions in estimates related to all prior periods, based on actual claims processed and paid. Changes in estimates may relate to the prior fiscal year or to prior quarterly reporting periods within the same fiscal year. Changes in estimates for prior quarterly reporting periods within the same fiscal year have no impact on total medical costs reported for that fiscal year. In contrast, changes in medical costs payable estimates for prior fiscal years that are identified in the current year affect total medical costs reported for the current fiscal year.

Our medical costs payable estimates as of December 31, 2001, 2000 and 1999 each developed favorably in the subsequent fiscal year by approximately $70 million, $30 million and $15 million, respectively, representing earnings from operations of 3.2% in 2002, 1.9% in 2001 and 1.3% in 2000. Favorable development of prior year medical costs payable estimates represented 0.5%, 0.2%, and 0.1% of medical costs in 2002, 2001 and 2000, respectively, and 2.7%, 1.2%, and 0.7% of medical costs payable as of December 31, 2001, 2000, and 1999, respectively. Management does not believe the changes in medical costs payable estimates described above were significant in relation to earnings from operations, medical costs or medical costs payable. Amounts related to the AARP business were excluded from these calculations since the underwriting gains and losses associated with this business are recorded as an increase or decrease to a rate stabilization fund. For additional information regarding the components of the change in medical costs payable for the years ended December 31, 2002, 2001 and 2000, see Note 7 of the consolidated financial statements.

Our estimate of medical costs payable represents management's best estimate of the company's liability for unpaid medical costs as of December 31, 2002, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company's liability for unpaid claims as of December 31, 2002; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2002 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2002 earnings from operations would increase or decrease by approximately $28 million and basic and diluted net earnings per common share would increase or decrease by approximately $0.06 per share.

INVESTMENTS

As of December 31, 2002, we had approximately $5.2 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized investment gains and losses from earnings and report them together as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statement of Operations. Management judgment is involved in evaluating whether a decline in an investment's fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known, and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry, and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

LONG-LIVED ASSETS

As of December 31, 2002 and 2001, we had long-lived assets, including goodwill, other intangible assets, and property, equipment and capitalized software, of $4.4 billion and $3.6 billion, respectively. We review these assets for events and changes in circumstances that would indicate we might not recover their carrying value. In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future utility and cash flows and other internal and external factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

CONTINGENT LIABILITIES

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages, if any, for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

INFLATION

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. This includes setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to routine matters incidental to our business.

In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of certain customers and physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO).

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions, currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument caused by changes in interest rates and equity prices.

Approximately $6.2 billion of our cash and investments at December 31, 2002 was invested in fixed income securities. We manage our investment portfolio within risk parameters approved by our board of directors; however, our fixed income securities are subject to the effects of market fluctuations in interest rates. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed income portfolio at December 31, 2002, the fair value of our fixed income investments would decrease or increase by approximately $205 million.

At December 31, 2002, our UnitedHealth Capital business had approximately $150 million of equity investments primarily in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2002, there were no significant concentrations of credit risk.

CAUTIONARY STATEMENT REGARDING "FORWARD-LOOKING" STATEMENTS

The statements contained in Results of Operations and other sections of this annual report to shareholders include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words and phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" and similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company's actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are "forward-looking" and known and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update each statement in future filings or communications regarding our business or results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed in this annual report may have affected our past as well as current forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate or false. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry, including costs associated with compliance with proposed legislation related to the Patients' Bill of Rights, e-commerce activities and consumer privacy issues; (c) heightened competition as a result of new entrants into our market, mergers and acquisitions of health care companies and suppliers, and expansion of physician or practice management companies; (d) failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and establishing appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences; (e) events that may negatively affect our contract with AARP, including any failure on our part to service AARP customers in an effective manner and any adverse events that directly affect AARP or its business partners; (f) medical cost increases or benefit changes associated with our remaining Medicare+Choice operations; (g) significant deterioration in customer retention; (h) violations of debt covenants or a significant downgrade in our debt ratings; (i) our ability to execute contracts on favorable terms with physicians, hospitals and other service providers, and (j) significant deterioration in economic conditions, including the effects of acts of terrorism, particularly bioterrorism, or major epidemics. A further list and description of these risks, uncertainties and other matters can be found in our annual report on Form 10-K for the year ended December 31, 2002, and in our periodic reports on Forms 10-Q and 8-K.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)	For the Year Ended December 31, 2002	2001	2000
REVENUES			
Premiums	$ 21,906	$ 20,683	$ 18,926
Services	2,894	2,490	1,964
Investment and Other Income	220	281	232
Total Revenues	25,020	23,454	21,122
MEDICAL AND OPERATING COSTS			
Medical Costs	18,192	17,644	16,155
Operating Costs	4,387	3,979	3,520
Depreciation and Amortization	255	265	247
Total Medical and Operating Costs	22,834	21,888	19,922
EARNINGS FROM OPERATIONS	2,186	1,566	1,200
Gain on Disposition of UnitedHealth Capital Investments	–	–	27
Interest Expense	(90)	(94)	(72)
EARNINGS BEFORE INCOME TAXES	2,096	1,472	1,155
Provision for Income Taxes	(744)	(559)	(419)
NET EARNINGS	$ 1,352	$ 913	$ 736
BASIC NET EARNINGS PER COMMON SHARE	$ 4.46	$ 2.92	$ 2.27
DILUTED NET EARNINGS PER COMMON SHARE	$ 4.25	$ 2.79	$ 2.19
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	303.4	312.4	324.2
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	14.7	14.4	12.3
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ASSUMING DILUTION	318.1	326.8	336.5

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)	As of December 31, 2002	2001
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,130	$ 1,540
Short-Term Investments	701	270
Accounts Receivable, net of allowances of $132 and $127	835	856
Assets Under Management	2,069	1,903
Deferred Income Taxes	389	316
Other Current Assets	50	61
Total Current Assets	5,174	4,946
Long-Term Investments	4,498	3,888
Property, Equipment and Capitalized Software, net of accumulated depreciation and amortization of $456 and $314	955	847
Goodwill	3,363	2,723
Other Intangible Assets, net of accumulated amortization of $31 and $23	122	27
Other Assets	52	55
TOTAL ASSETS	$ 14,164	$ 12,486
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Medical Costs Payable	$ 3,741	$ 3,460
Accounts Payable and Accrued Liabilities	1,459	1,209
Other Policy Liabilities	1,781	1,595
Commercial Paper and Current Maturities of Long-Term Debt	811	684
Unearned Premiums	587	543
Total Current Liabilities	8,379	7,491
Long-Term Debt, less current maturities	950	900
Deferred Income Taxes and Other Liabilities	407	204
Commitments and Contingencies *(Note 12)*		
Shareholders' Equity		
Common Stock, $0.01 par value – 1,500,000,000 shares authorized; 299,458,000 and 308,626,000 shares outstanding	3	3
Additional Paid-In Capital	173	39
Retained Earnings	4,104	3,805
Accumulated Other Comprehensive Income:		
Net Unrealized Gains on Investments, net of tax effects	148	44
TOTAL SHAREHOLDERS' EQUITY	4,428	3,891
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 14,164	$ 12,486

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains on Investments	Total Shareholders' Equity	Comprehensive Income
BALANCE AT DECEMBER 31, 1999	335	$ 3	$ 250	$ 3,445	$ 165	$ 3,863	
Issuances of Common Stock, and related tax benefits	13	–	349	–	–	349	
Common Stock Repurchases	(31)	–	(599)	(581)	–	(1,180)	
Comprehensive Income							
Net Earnings	–	–	–	736	–	736	$ 736
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	(75)	(75)	(75)
Comprehensive Income							$ 661
Common Stock Dividend	–	–	–	(5)	–	(5)	
BALANCE AT DECEMBER 31, 2000	317	3	–	3,595	90	3,688	
Issuances of Common Stock, and related tax benefits	11	–	474	–	–	474	
Common Stock Repurchases	(19)	–	(435)	(694)	–	(1,129)	
Comprehensive Income							
Net Earnings	–	–	–	913	–	913	$ 913
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	(46)	(46)	(46)
Comprehensive Income							$ 867
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2001	309	3	39	3,805	44	3,891	
Issuances of Common Stock, and related tax benefits	12	–	905	–	–	905	
Common Stock Repurchases	(22)	–	(771)	(1,044)	–	(1,815)	
Comprehensive Income							
Net Earnings	–	–	–	1,352	–	1,352	$ 1,352
Other Comprehensive Income Adjustments							
Change in Net Unrealized Gains on Investments, net of tax effects	–	–	–	–	104	104	104
Comprehensive Income							$ 1,456
Common Stock Dividend	–	–	–	(9)	–	(9)	
BALANCE AT DECEMBER 31, 2002	299	$ 3	$ 173	$ 4,104	$ 148	$ 4,428	

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	For the Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net Earnings	**$ 1,352**	$ 913	$ 736
Noncash Items			
Depreciation and Amortization	**255**	265	247
Deferred Income Taxes and Other	**154**	40	73
Net Change in Other Operating Items, net of effects from acquisitions, sales of subsidiaries and changes in AARP balances			
Accounts Receivable and Other Current Assets	**83**	7	26
Medical Costs Payable	**74**	156	288
Accounts Payable and Accrued Liabilities	**423**	280	75
Other Policy Liabilities	**70**	131	87
Unearned Premiums	**12**	52	(11)
CASH FLOWS FROM OPERATING ACTIVITIES	**2,423**	1,844	1,521
INVESTING ACTIVITIES			
Cash Paid for Acquisitions, net of cash assumed and other effects	**(302)**	(92)	(76)
Purchases of Property, Equipment and Capitalized Software	**(419)**	(425)	(245)
Purchases of Investments	**(3,246)**	(2,088)	(3,022)
Maturities and Sales of Investments	**2,576**	1,467	2,375
CASH FLOWS USED FOR INVESTING ACTIVITIES	**(1,391)**	(1,138)	(968)
FINANCING ACTIVITIES			
Proceeds from Common Stock Issuances	**205**	178	228
Proceeds from (Payments of) Commercial Paper, net	**(223)**	275	(182)
Proceeds from Issuance of Long-Term Debt	**400**	250	400
Payments for Retirement of Long-Term Debt	**–**	(150)	–
Common Stock Repurchases	**(1,815)**	(1,129)	(1,180)
Dividends Paid	**(9)**	(9)	(5)
CASH FLOWS USED FOR FINANCING ACTIVITIES	**(1,442)**	(585)	(739)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(410)**	121	(186)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**1,540**	1,419	1,605
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 1,130**	$ 1,540	$ 1,419
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES			
Common Stock Issued for Acquisitions	**$ 567**	$ 163	$ –

See notes to consolidated financial statements.

1 DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group," "the company," "we," "us," and "our") is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through strategically aligned, market-defined businesses, we offer health care access, benefits and related administrative, technology and information services designed to enable, facilitate and advance optimal health care.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States of America and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

USE OF ESTIMATES

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, revenues, contingent liabilities and asset valuations, allowances and impairments. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

REVENUES

Premium revenues are derived from risk-based arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record premium payments we receive from our customers prior to such period as unearned premiums.

Service revenues are primarily derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees' dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

MEDICAL COSTS AND MEDICAL COSTS PAYABLE

Medical costs include claims paid, claims processed but not yet paid, estimates for claims received but not yet processed, and estimates for the costs of health care services eligible individuals have received under risk-based arrangements, but for which claims have not yet been submitted.

We develop our estimates of medical costs payable using actuarial methods based upon historical claim submission and payment data, cost trends, utilization of health care services, contracted service rates, customer and product mix, and other relevant factors. The estimates may change as actuarial methods change or as underlying historical data upon which estimates are based are revised with more current information. We did not change actuarial methods during 2002, 2001 and 2000.

We reflect adjustments to medical costs payable estimates in the operating results of the period in which we identify the changes in estimates. Each period, our operating results reflect revisions in estimates related to all prior periods, based on actual claims processed and paid. Management believes the amount of medical costs payable is reasonable and adequate to cover the company's liability for unpaid claims as of December 31, 2002; however, actual claim payments may differ from established estimates.

CASH, CASH EQUIVALENTS AND INVESTMENTS

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term. We may sell investments classified as long-term before their maturity to fund working capital or for other purposes. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. We classify these investments as held to maturity and report them at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices.

We exclude unrealized gains and losses on investments available for sale from earnings and report it as a separate component of shareholders' equity, net of income tax effects. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statement of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost of each investment sold.

ASSETS UNDER MANAGEMENT

We administer certain aspects of AARP's insurance program (see Note 4). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. At December 31, 2002, the assets were invested in marketable debt securities. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders through the rate stabilization fund. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP rate stabilization fund and were $102 million and $113 million in 2002 and 2001, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the rate stabilization fund associated with the AARP program. As of December 31, 2002 and 2001, the AARP investment portfolio and rate stabilization fund included net unrealized gains of $117 million and $56 million, respectively.

PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.

We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2002, was approximately five years.

The net book value of property and equipment was $490 million and $421 million as of December 31, 2002 and 2001, respectively. The net book value of capitalized software was $465 million and $426 million as of December 31, 2002 and 2001, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceed the estimated fair value of the net tangible assets and separately identifiable intangible assets of these businesses. We adopted FAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives are amortized on a straight-line basis over their estimated useful lives.

LONG-LIVED ASSETS

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which the asset carrying value exceeds the estimated fair value. We record assets held for sale at the lower of their carrying amount, or fair value, less any costs for the final settlement.

OTHER POLICY LIABILITIES

Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 4) and customer balances related to experience-rated insurance products. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

INCOME TAXES

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

CUSTOMER ACQUISITION COSTS

Costs related to the acquisition and renewal of customer contracts, including sales commissions, enrollment materials and customer set-up costs, are charged to expense as incurred. Our insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.

STOCK-BASED COMPENSATION

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of APB (Accounting Principles Board) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the Year Ended December 31,		
(in millions, except per share data)	**2002**	2001	2000
NET EARNINGS			
As Reported	**$ 1,352**	$ 913	$ 736
Compensation Expense, net of tax effect	**(101)**	(82)	(76)
Pro Forma	**$ 1,251**	$ 831	$ 660
BASIC NET EARNINGS PER COMMON SHARE			
As Reported	**$ 4.46**	$ 2.92	$ 2.27
Pro Forma	**$ 4.12**	$ 2.66	$ 2.04
DILUTED NET EARNINGS PER COMMON SHARE			
As Reported	**$ 4.25**	$ 2.79	$ 2.19
Pro Forma	**$ 3.93**	$ 2.54	$ 1.96
WEIGHTED-AVERAGE FAIR VALUE PER SHARE OF OPTIONS GRANTED	**$ 28**	$ 23	$ 14

Information on our stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 10.

NET EARNINGS PER COMMON SHARE

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares that might be issued upon exercise of common stock options.

DERIVATIVE FINANCIAL INSTRUMENTS

As part of our risk management strategy, we enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. Our existing interest rate swap agreements convert a portion of our interest rate exposure from a fixed to a variable rate and are accounted for as fair value hedges. Additional information on our existing interest rate swap agreements is included in Note 8.

RECENTLY ISSUED ACCOUNTING STANDARDS

On January 1, 2003, we adopted FAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Its adoption did not have a material impact on our consolidated financial position or results of operations.

In June 2002, the Financial Accounting Standards Board (FASB) issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 requires companies to recognize a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. FAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement on January 1, 2003 did not have a material impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." FAS No. 148 provides alternative transition methods for companies that make a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure provisions of FAS No. 148 in these consolidated financial statements, and its adoption had no impact on our consolidated financial position or results of operations.

RECLASSIFICATIONS

Certain 2000 and 2001 amounts in the consolidated financial statements have been reclassified to conform to the 2002 presentation. These reclassifications have no effect on net earnings or shareholders' equity as previously reported.

3 ACQUISITIONS

Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We are integrating our existing Medicaid business with AmeriChoice within the Health Care Services reporting segment, creating efficiencies from the consolidation of health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We also issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees and paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. The purchase price and costs associated with the acquisition of approximately $577 million exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $528 million. This has been assigned to goodwill in the amount of $472 million, and finite-lived intangible assets, primarily customer contracts, in the amount of $56 million. The weighted-average useful life of the finite-lived intangible assets is estimated to be approximately 11 years. We will acquire the remaining minority interest after five years at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees. The results of operations for AmeriChoice since the acquisition date have been included in our Consolidated Statements of Operations. The pro forma effects of the AmeriChoice acquisition on our consolidated financial statements were not material.

Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)	
Cash and Cash Equivalents	$ 32
Accounts Receivable and Other Current Assets	38
Long-Term Investments	151
Property, Equipment and Capitalized Software	21
Medical Costs Payable	(129)
Other Current Liabilities	(64)
Net Tangible Assets Acquired	$ 49

In October 2001, our Specialized Care Services business segment acquired Spectera, Inc. (Spectera), a leading vision care benefits company in the United States, to expand the breadth of service offerings we extend to our customers. We paid $37 million in cash, and issued 1.5 million shares of common stock with a fair value of $106 million in exchange for all outstanding shares of Spectera. The purchase price and related acquisition costs of approximately $146 million exceeded the estimated fair value of net assets acquired by $126 million. Under the purchase method of accounting, we assigned this amount to goodwill. The results of operations for Spectera since the acquisition date are included in our Consolidated Statements of Operations. The pro forma effects of the Spectera acquisition on our consolidated financial statements were not material.

For the years ended December 31, 2002, 2001 and 2000, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $267 million, $134 million and $76 million, respectively. These acquisitions were not material to our consolidated financial statements.

4 AARP

In January 1998, we initiated a 10-year contract to provide insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $3.7 billion in 2002, $3.6 billion in 2001 and $3.5 billion in 2000.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

	Balance as of December 31,	
(in millions)	**2002**	2001
Assets Under Management	**$ 2,045**	$ 1,882
Accounts Receivable	**$ 294**	$ 281
Medical Costs Payable	**$ 893**	$ 867
Other Policy Liabilities	**$ 1,299**	$ 1,180
Accounts Payable and Accrued Liabilities	**$ 147**	$ 116

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

5 CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	**$ 1,130**	**$ –**	**$ –**	**$ 1,130**
Debt Securities — Available for Sale	**4,742**	**238**	**(8)**	**4,972**
Equity Securities — Available for Sale	**150**	**5**	**(5)**	**150**
Debt Securities — Held to Maturity	**77**	**–**	**–**	**77**
Total Cash and Investments	**$ 6,099**	**$ 243**	**$ (13)**	**$ 6,329**
2001				
Cash and Cash Equivalents	$ 1,540	$ –	$ –	$ 1,540
Debt Securities — Available for Sale	3,806	121	(20)	3,907
Equity Securities — Available for Sale	201	16	(46)	171
Debt Securities — Held to Maturity	80	–	–	80
Total Cash and Investments	$ 5,627	$ 137	$ (66)	$ 5,698

As of December 31, 2002 and 2001, respectively, debt securities consisted of $1,439 million and $1,073 million in U.S. Government and Agency obligations, $2,475 million and $1,684 million in state and municipal obligations, and $1,135 million and $1,230 million in corporate obligations. At December 31, 2002, we held $677 million in debt securities with maturities of less than one year, $1,442 million in debt securities maturing in one to five years, and $2,930 million in debt securities with maturities of more than five years.

During 2001 and 2000, respectively, we contributed UnitedHealth Capital investments valued at approximately $22 million and $52 million to the United Health Foundation, a non-consolidated, not-for-profit organization. The realized gains of approximately $18 million in 2001 and $51 million in 2000 were offset by related contribution expenses of $22 million in 2001 and $52 million in 2000. The net expenses of $4 million in 2001 and $1 million in 2000 are included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

In a separate disposition of UnitedHealth Capital investments during 2000, we realized a gain of $27 million.

We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital dispositions described above, as follows:

	For the Year Ended December 31,		
(in millions)	**2002**	2001	2000
Gross Realized Gains	**$ 57**	$ 30	$ 12
Gross Realized Losses	**(75)**	(19)	(46)
Net Realized Gains (Losses)	**$ (18)**	$ 11	$ (34)

6 GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted FAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized. The following table shows net earnings and earnings per common share adjusted to reflect the adoption of the non-amortization provision of FAS No. 142 as of the beginning of the respective periods:

(in millions, except per share data)	For the Year Ended December 31, 2002	2001	2000
NET EARNINGS			
Reported Net Earnings	$ 1,352	$ 913	$ 736
Goodwill Amortization, net of tax effects	–	89	85
Adjusted Net Earnings	$ 1,352	$ 1,002	$ 821
BASIC NET EARNINGS PER COMMON SHARE			
Reported Basic Net Earnings per Share	$ 4.46	$ 2.92	$ 2.27
Goodwill Amortization, net of tax effects	–	0.29	0.26
Adjusted Basic Net Earnings per Share	$ 4.46	$ 3.21	$ 2.53
DILUTED NET EARNINGS PER COMMON SHARE			
Reported Diluted Net Earnings per Share	$ 4.25	$ 2.79	$ 2.19
Goodwill Amortization, net of tax effects	–	0.28	0.25
Adjusted Diluted Net Earnings per Share	$ 4.25	$ 3.07	$ 2.44

Changes in the carrying amount of goodwill, by operating segment, during the year ended December 31, 2002, were as follows:

(in millions)	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at January 1, 2002	$ 1,166	$ 698	$ 322	$ 537	$ 2,723
Acquisitions and Subsequent Payments	527	–	41	75	643
Dispositions	–	–	–	(3)	(3)
Balance at December 31, 2002	**$ 1,693**	**$ 698**	**$ 363**	**$ 609**	**$ 3,363**

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2002 and 2001 were as follows:

(in millions)	Weighted-Average Useful Life	December 31, 2002 Gross Carrying Value	December 31, 2002 Accumulated Amortization	December 31, 2002 Net Carrying Value	December 31, 2001 Gross Carrying Value	December 31, 2001 Accumulated Amortization	December 31, 2001 Net Carrying Value
Customer Contracts and Membership Lists	14 years	$ 64	$ (1)	$ 63	$ –	$ –	$ –
Patents, Trademarks and Technology	10 years	58	(24)	34	28	(19)	9
Non-compete Agreements and Other	7 years	31	(6)	25	22	(4)	18
Total	10 years	$ 153	$ (31)	$ 122	$ 50	$ (23)	$ 27

Amortization expense relating to other intangible assets was $9 million in 2002. Estimated future amortization expense relating to other intangible assets for the years ending December 31 are as follows:

(in millions)	2003	2004	2005	2006	2007
	$ 15	$ 14	$ 14	$ 12	$ 12

7 MEDICAL COSTS PAYABLE

The following table shows the components of the change in medical costs payable for the years ended December 31, excluding amounts related to the AARP business:

(in millions)	2002	2001	2000
	For the Year Ended December 31,		
MEDICAL COSTS PAYABLE, BEGINNING OF PERIOD	$ 2,593	$ 2,411	$ 2,124
ACQUISITIONS[1]	180	17	–
REPORTED MEDICAL COSTS			
Current Year	14,860	14,367	12,996
Prior Years	(70)	(30)	(15)
Total Reported Medical Costs	14,790	14,337	12,981
CLAIM PAYMENTS			
Payments for Current Year	(12,435)	(11,933)	(10,711)
Payments for Prior Years	(2,280)	(2,239)	(1,983)
Total Claim Payments	(14,715)	(14,172)	(12,694)
MEDICAL COSTS PAYABLE, END OF PERIOD	$ 2,848	$ 2,593	$ 2,411

[1] Represents the medical costs payable balance as of the applicable acquisition date. Subsequent changes in estimates related to acquired medical costs payable are recorded as adjustments to Goodwill.

Amounts relating to the AARP business have been excluded since the underwriting gains or losses related to this contract are recorded as an increase or decrease to a rate stabilization fund, which is more fully described in Note 4. Medical costs payable balances relating to the AARP business were $893 million, $867 million, $855 million and $791 million as of December 31, 2002, 2001, 2000 and 1999, respectively. Medical costs relating to the AARP business were $3,402 million, $3,307 million and $3,174 million for the years ended December 31, 2002, 2001 and 2000, respectively.

8 COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31 (in millions):

(in millions)	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Commercial Paper	$ 461	$ 461	$ 684	$ 684
Floating-Rate Notes due November 2003	100	100	100	100
6.6% Senior Unsecured Notes due December 2003	250	260	250	266
Floating-Rate Notes due November 2004	150	150	150	150
7.5% Senior Unsecured Notes due November 2005	400	450	400	433
5.2% Senior Unsecured Notes due January 2007	400	423	–	–
Total Commercial Paper and Debt	1,761	1,844	1,584	1,633
Less Current Maturities	(811)	(821)	(684)	(684)
Long-Term Debt, less current maturities	$ 950	$ 1,023	$ 900	$ 949

As of December 31, 2002, our outstanding commercial paper had interest rates ranging from 1.4% to 1.5%. The interest rates on the floating-rate notes are reset quarterly to the three-month LIBOR plus 0.3% for the notes due November 2003 and to the three-month LIBOR plus 0.6% for the notes due November 2004. As of December 31, 2002, the applicable rates on the notes were 1.7% and 2.0%, respectively.

In January 2002, we issued $400 million of 5.2% fixed-rate notes due January 2007. We used proceeds from this borrowing to repay commercial paper and for general corporate purposes including working capital, capital expenditures, business acquisitions and share repurchases. When we issued these notes, we entered into interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have an aggregate notional amount of $200 million maturing January 2007. The variable rates approximate the six-month LIBOR and are reset on a semiannual basis in arrears. At December 31, 2002, the rate used to accrue interest expense on these swaps was approximately 1.4%.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2003. We also have the capacity to issue approximately $200 million of extendible commercial notes (ECNs). As of December 31, 2002 and 2001, we had no amounts outstanding under our credit facilities or ECNs.

Our debt agreements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Maturities of commercial paper and debt for the years ending December 31 are as follows:

(in millions)	2003	2004	2005	2006	2007
	$ 811	$ 150	$ 400	$ –	$ 400

We made cash payments for interest of $86 million, $91 million and $68 million in 2002, 2001 and 2000, respectively.

9 SHAREHOLDERS' EQUITY

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity's level of statutory net income and statutory capital and surplus. At December 31, 2002, approximately $280 million of our $6.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $130 million was available for general corporate use, including acquisitions and share repurchases. The remaining $150 million consists primarily of public and non-public equity securities held by UnitedHealth Capital, our investment capital business.

The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the "A" range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2002, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $2.5 billion, which is significantly more than the aggregate minimum regulatory requirements.

STOCK REPURCHASE PROGRAM

Under our board of directors' authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During 2002, we repurchased 22.3 million shares for an aggregate of $1.8 billion. As of December 31, 2002, we had board of directors' authorization to purchase up to an additional 16.5 million shares of our common stock.

As a limited part of our share repurchase activities, we had entered into purchase agreements with an independent third party to purchase shares of our common stock at various times and prices. In May 2002, the share purchase agreements were terminated, and we elected to receive shares of our common stock from the third party as settlement consideration. The favorable settlement amount was not material and was recorded through additional paid-in capital. We currently have no outstanding purchase agreements with respect to our common stock.

PREFERRED STOCK

At December 31, 2002, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

10 STOCK-BASED COMPENSATION PLANS

During 2002, our shareholders voted to consolidate our three primary stock-based compensation plans into one new plan. As of December 31, 2002, 29.0 million shares remained available under that plan for future grants of stock-based awards including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock. No shares are available for grants from our other plans.

Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock plans is summarized in the table below (shares in thousands):

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at Beginning of Year	**38,337**	**$ 29**	38,810	$ 22	44,080	$ 19
Granted	**12,517**	**$ 75**	8,139	$ 53	8,516	$ 30
Assumed in Acquisitions	**457**	**$ 60**	194	$ 19	–	$ –
Exercised	**(6,614)**	**$ 27**	(7,716)	$ 20	(12,331)	$ 17
Forfeited	**(1,496)**	**$ 40**	(1,090)	$ 25	(1,455)	$ 20
Outstanding at End of Year	**43,201**	**$ 42**	38,337	$ 29	38,810	$ 22
Exercisable at End of Year	**20,696**	**$ 24**	19,585	$ 21	17,367	$ 20

As of December 31, 2002	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Option Term (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0 - $20	4,358	4.5	$ 17	4,219	$ 18
$21 - $40	19,597	6.3	$ 24	14,724	$ 23
$41 - $70	13,833	8.5	$ 61	1,631	$ 54
$71 - $100	5,413	9.6	$ 83	122	$ 83
$ 0 - $100	43,201	7.3	$ 42	20,696	$ 24

To determine compensation expense under the fair value method, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The principal assumptions we used in applying the Black-Scholes model were as follows:

	2002	2001	2000
Risk-Free Interest Rate	**2.5%**	3.7%	5.0%
Expected Volatility	**40.2%**	45.9%	49.0%
Expected Dividend Yield	**0.1%**	0.1%	0.1%
Expected Life in Years	**4.5**	4.8	4.5

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2.

Effective August 1, 2002, our employee stock ownership plan was merged into our existing 401(k) plan. We also maintain an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2002, 2001 and 2000.

11 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Year Ended December 31, (in millions)	2002	2001	2000
Current Provision			
Federal	$ 675	$ 524	$ 330
State and Local	57	45	38
Total Current Provision	732	569	368
Deferred Provision (Benefit)	12	(10)	51
Total Provision for Income Taxes	$ 744	$ 559	$ 419

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)	2002	2001	2000
Tax Provision at the U.S. Federal Statutory Rate	$ 734	$ 515	$ 404
State Income Taxes, net of federal benefit	33	29	29
Tax-Exempt Investment Income	(26)	(21)	(17)
Non-deductible Amortization	–	29	27
Charitable Contributions	–	–	(18)
Other, net	3	7	(6)
Provision for Income Taxes	$ 744	$ 559	$ 419

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)	2002	2001
Deferred Income Tax Assets		
Accrued Expenses and Allowances	$ 252	$ 206
Unearned Premiums	47	65
Medical Costs Payable and Other Policy Liabilities	60	84
Net Operating Loss Carryforwards	61	39
Other	30	30
Subtotal	450	424
Less: Valuation Allowances	(39)	(39)
Total Deferred Income Tax Assets	411	385
Deferred Income Tax Liabilities		
Capitalized Software Development	(176)	(150)
Net Unrealized Gains on Investments	(82)	(31)
Depreciation & Amortization	(54)	(22)
Total Deferred Income Tax Liabilities	(312)	(203)
Net Deferred Income Tax Assets	$ 99	$ 182

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances relate to future tax benefits on certain federal, state and foreign net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2017 through 2022, and state net operating loss carryforwards expire beginning in 2005 through 2022.

We made cash payments for income taxes of $458 million in 2002, $384 million in 2001 and $352 million in 2000. We increased additional paid-in capital and reduced income taxes payable by $133 million in both 2002 and 2001, and by $116 million in 2000 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

The company, together with its wholly-owned subsidiaries, files a consolidated federal income tax return. Internal Revenue Service examinations for the 1999 and 1998 tax years have been completed and did not have a significant impact on our consolidated operating results or financial position.

12 COMMITMENTS AND CONTINGENCIES

LEASES

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $132 million in 2002, $135 million in 2001 and $132 million in 2000.

At December 31, 2002, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)	2003	2004	2005	2006	2007	Thereafter
	$ 109	$ 94	$ 85	$ 75	$ 67	$ 190

SERVICE AGREEMENTS

We have three separate contracts for certain data center operations and support, and network and voice communication services, which expire in 2005 and 2006. Expenses incurred in connection with these agreements were $201 million in 2002, $196 million in 2001 and $182 million in 2000.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimate of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to routine matters incidental to our business.

In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of certain customers and physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO).

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

GOVERNMENT REGULATION

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business are subject to frequent change, and agencies have broad latitude to administer those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability related to coverage interpretations or other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We are also subject to various ongoing governmental investigations, audits and reviews, and we record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

13 SEGMENT FINANCIAL INFORMATION

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company's chief operating decision-maker to evaluate our results of operations.

Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to UnitedHealthcare and Ovations, certain product offerings sold to Uniprise and UnitedHealthcare customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to UnitedHealthcare, Ovations and Uniprise by Ingenix. These transactions are recorded at management's best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The "Corporate and Eliminations" column includes costs associated with company-wide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. In accordance with accounting principles generally accepted in the United States of America, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented on the next page because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity. Substantially all of our operations are conducted in the United States.

The following tables present segment financial information as of and for the years ended December 31, 2002, 2001 and 2000 (in millions):

2002	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Corporate and Eliminations	Consolidated
Revenues — External Customers	$ 21,465	$ 2,083	$ 897	$ 355	$ –	$ 24,800
Revenues — Intersegment	–	603	598	136	(1,337)	–
Investment and Other Income	179	27	14	–	–	220
Total Revenues	$ 21,644	$ 2,713	$ 1,509	$ 491	$(1,337)	$ 25,020
Earnings From Operations	$ 1,336	$ 509	$ 286	$ 55	$ –	$ 2,186
Total Assets[1]	$ 10,522	$ 1,914	$ 974	$ 902	$ (537)	$ 13,775
Net Assets[1]	$ 4,379	$ 1,097	$ 602	$ 763	$ (517)	$ 6,324
Purchases of Property, Equipment and Capitalized Software	$ 129	$ 159	$ 59	$ 72	$ –	$ 419
Depreciation and Amortization	$ 102	$ 69	$ 36	$ 48	$ –	$ 255
2001						
Revenues — External Customers	$ 20,259	$ 1,841	$ 734	$ 339	$ –	$ 23,173
Revenues — Intersegment	–	587	504	108	(1,199)	–
Investment and Other Income	235	34	16	–	(4)	281
Total Revenues	$ 20,494	$ 2,462	$ 1,254	$ 447	$(1,203)	$ 23,454
Earnings From Operations	$ 944	$ 374	$ 214	$ 48	$ (14)	$ 1,566
Total Assets[1]	$ 9,014	$ 1,737	$ 848	$ 771	$ (200)	$ 12,170
Net Assets[1]	$ 3,408	$ 1,020	$ 514	$ 646	$ (158)	$ 5,430
Purchases of Property, Equipment and Capitalized Software	$ 152	$ 171	$ 33	$ 69	$ –	$ 425
Depreciation and Amortization	$ 101	$ 81	$ 33	$ 50	$ –	$ 265
2000						
Revenues — External Customers	$ 18,502	$ 1,595	$ 503	$ 290	$ –	$ 20,890
Revenues — Intersegment	–	520	461	85	(1,066)	–
Investment and Other Income	194	25	10	–	3	232
Total Revenues	$ 18,696	$ 2,140	$ 974	$ 375	$(1,063)	$ 21,122
Earnings From Operations	$ 739	$ 289	$ 174	$ 32	$ (34)	$ 1,200
Total Assets[1]	$ 8,118	$ 1,578	$ 525	$ 730	$ (133)	$ 10,818
Net Assets[1]	$ 3,085	$ 978	$ 276	$ 617	$ (113)	$ 4,843
Purchases of Property, Equipment and Capitalized Software	$ 88	$ 94	$ 28	$ 35	$ –	$ 245
Depreciation and Amortization	$ 100	$ 75	$ 25	$ 47	$ –	$ 247

[1] Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,775 million, $1,603 million and $1,222 million, income tax-related assets of $389 million, $316 million and $235 million, and income tax-related liabilities of $510 million, $252 million and $168 million as of December 31, 2002, 2001 and 2000, respectively.

14 QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except per share data)	For the Quarter Ended March 31	June 30	September 30	December 31
2002				
Revenues	**$ 6,013**	**$ 6,078**	**$ 6,247**	**$ 6,682**
Medical and Operating Expenses	**$ 5,531**	**$ 5,555**	**$ 5,675**	**$ 6,073**[1]
Earnings From Operations	**$ 482**	**$ 523**	**$ 572**	**$ 609**[1]
Net Earnings	**$ 295**	**$ 325**	**$ 353**	**$ 379**[1]
Basic Net Earnings per Common Share	**$ 0.96**	**$ 1.07**	**$ 1.17**	**$ 1.26**[1]
Diluted Net Earnings per Common Share	**$ 0.92**	**$ 1.01**	**$ 1.12**	**$ 1.20**[1]
2001				
Revenues	$ 5,680	$ 5,813	$ 5,941	$ 6,020
Medical and Operating Expenses	$ 5,315	$ 5,429	$ 5,545	$ 5,599
Earnings From Operations	$ 365	$ 384	$ 396	$ 421
Net Earnings	$ 212	$ 223	$ 231	$ 247
Basic Net Earnings per Common Share	$ 0.67	$ 0.71	$ 0.75	$ 0.79
Diluted Net Earnings per Common Share	$ 0.64	$ 0.68	$ 0.71	$ 0.76

[1] Includes an estimated $40 million ($26 million after tax effect), or $0.08 diluted net earnings per common share, of favorable medical costs estimate development from prior periods.

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the board of directors, composed entirely of directors who are not employees of the company, meets periodically and privately with the company's independent auditors and management to review accounting, auditing, internal control, financial reporting and other matters.

William W. McGuire, MD
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 24, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of UnitedHealth Group Incorporated as of December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Notes 6 and 7, these consolidated financial statements have been revised to (i) include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, *Goodwill and Other Intangible Assets*, which, as described in Note 2, was adopted by the Company as of January 1, 2002, and (ii) include disclosure of the components of the change in medical costs payable consistent with Statement of Position 94-5, *Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises*. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 and 2000 included (i) agreeing the previously reported beginning and end of year medical costs payable to the previously issued consolidated financial statements, (ii) agreeing the previously reported medical costs to the previously issued consolidated financial statements (iii) agreeing paid claims payments and prior years medical costs change in medical costs payable to supporting documentation of claims payment detail and (iv) testing the mathematical accuracy of the components of the change in medical costs payable. In our opinion, the disclosures for 2001 and 2000 in Notes 6 and 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
January 23, 2003

The following audit report of Arthur Andersen LLP, our former independent auditors, is a copy of the original report dated January 24, 2002, rendered by Arthur Andersen LLP on our consolidated financial statements included in our Annual Report on Form 10-K filed on April 1, 2002, and has not been reissued by Arthur Andersen LLP since that date.

To the Shareholders and
Directors of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
January 24, 2002

CORPORATE AND BUSINESS LEADERS

UnitedHealth Group

William W. McGuire, MD
Chairman and Chief Executive Officer

Stephen J. Hemsley
President and Chief Operating Officer

Patrick J. Erlandson
Chief Financial Officer

David J. Lubben
General Counsel

James B. Hudak
Chief Executive Officer
UnitedHealth Technologies

Reed V. Tuckson, MD
Senior Vice President
Consumer Health and
Medical Care Advancement

L. Robert Dapper
Senior Vice President
Human Capital

Tracy L. Bahl
Senior Vice President
Chief Marketing Officer

John S. Penshorn
Director of Capital Markets
Communications and Strategy

UnitedHealthcare

Robert J. Sheehy
Chief Executive Officer

Ovations

Lois Quam
Chief Executive Officer

Uniprise

R. Channing Wheeler
Chief Executive Officer

Specialized Care Services

Ronald B. Colby
Chief Executive Officer

Ingenix

Jeannine M. Rivet
Executive Vice President
UnitedHealth Group and
Chief Executive Officer
Ingenix

AmeriChoice

Anthony Welters
Chief Executive Officer

BOARD OF DIRECTORS

William C. Ballard, Jr.
Of Counsel
Greenebaum, Doll & McDonald
Louisville, Kentucky, law firm
Director since 1993.

Richard T. Burke
Former Chief Executive Officer
and Governor
Phoenix Coyotes
National Hockey League team
Director since 1977.

Stephen J. Hemsley
President and
Chief Operating Officer
UnitedHealth Group
Director since 2000.

James A. Johnson
Vice Chairman
Perseus, LLC
Private merchant banking
and investment firm
Director since 1993.

Thomas H. Kean
President
Drew University
Director since 1993.

Douglas W. Leatherdale
Former Chairman and
Chief Executive Officer
The St. Paul Companies, Inc.
Insurance and related services
Director since 1983.

William W. McGuire, MD
Chairman and
Chief Executive Officer
UnitedHealth Group
Director since 1989.

Mary O. Mundinger, RN, DrPH
Dean and Centennial Professor in
Health Policy, School of Nursing, and
Associate Dean, Faculty of Medicine
Columbia University
Director since 1997.

Robert L. Ryan
Senior Vice President and
Chief Financial Officer
Medtronic, Inc.
Medical technology company
Director since 1996.

Donna E. Shalala, PhD
President
University of Miami
Director since 2001.

William G. Spears
Managing Partner
Spears Grisanti & Brown LLC
New York City-based investment
counseling and management firm
Director since 1991.

Gail R. Wilensky, PhD
Senior Fellow
Project HOPE
International health foundation
Director since 1993.

Audit Committee

William C. Ballard, Jr.
James A. Johnson
Douglas W. Leatherdale
Robert L. Ryan

Compensation and Human Resources Committee

Thomas H. Kean
Mary O. Mundinger
William G. Spears

Compliance and Government Affairs Committee

Richard T. Burke
Donna E. Shalala
Gail R. Wilensky

Executive Committee

William C. Ballard, Jr.
Douglas W. Leatherdale
William W. McGuire
William G. Spears

Nominating Committee

William C. Ballard, Jr.
Thomas H. Kean
Douglas W. Leatherdale
William G. Spears

GROWTH & PROFITS — CONSOLIDATED[1] (in millions, except per share data)	2002	2001	2000
Revenues	**$ 25,020**	$ 23,454	$ 21,122
Earnings From Operations	**$ 2,186**	$ 1,566	$ 1,200
Operating Margin	**8.7%**	6.7%	5.7%
Return on Net Assets	**37.5%**	30.7%	25.5%
Net Earnings	**$ 1,352**	$ 913	$ 705
Net Margin	**5.4%**	3.9%	3.3%
Diluted Net Earnings per Share	**$ 4.25**	$ 2.79	$ 2.10

GROWTH & PROFITS — BY SEGMENT (in millions)	2002	2001	2000
HEALTH CARE SERVICES			
Revenues	**$ 21,644**	$ 20,494	$ 18,696
Earnings From Operations	**$ 1,336**	$ 944	$ 739
Operating Margin	**6.2%**	4.6%	4.0%
Return on Net Assets	**35.7%**	29.2%	24.6%
UNIPRISE			
Revenues	**$ 2,713**	$ 2,462	$ 2,140
Earnings From Operations	**$ 509**	$ 374	$ 289
Operating Margin	**18.8%**	15.2%	13.5%
Return on Net Assets	**47.9%**	37.2%	30.6%
SPECIALIZED CARE SERVICES			
Revenues	**$ 1,509**	$ 1,254	$ 974
Earnings From Operations	**$ 286**	$ 214	$ 174
Operating Margin	**19.0%**	17.1%	17.9%
Return on Net Assets	**50.7%**	59.1%	68.8%
INGENIX			
Revenues	**$ 491**	$ 447	$ 375
Earnings From Operations	**$ 55**	$ 48	$ 32
Operating Margin	**11.2%**	10.7%	8.5%
Return on Net Assets	**7.6%**	7.5%	5.2%

CAPITAL ITEMS[1] (in millions, except per share data)	2002	2001	2000
Cash Flows From Operating Activities	**$ 2,423**	$ 1,844	$ 1,521
Capital Expenditures	**$ 419**	$ 425	$ 245
Consideration Paid or Issued for Acquisitions	**$ 869**	$ 255	$ 76
Debt-to-Total-Capital Ratio	**28.5%**	28.9%	24.7%
Return on Shareholders' Equity	**33.0%**	24.5%	19.0%
Year-End Market Capitalization	**$ 25,005**	$ 21,841	$ 19,470
Year-End Common Share Price	**$ 83.50**	$ 70.77	$ 61.38

[1] Excludes nonrecurring items in 2000, as described in footnote 1 at the bottom of page 19.

Market Price of Common Stock

The following table shows the range of high and low sales prices for the company's stock as reported on the New York Stock Exchange for the calendar periods shown through February 28, 2003. These prices do not include commissions or fees associated with purchasing or selling this security.

	High	Low
2003		
First Quarter		
Through February 28, 2003	$ 88.75	$ 78.40
2002		
First Quarter	$ 76.80	$ 67.85
Second Quarter	$ 97.89	$ 75.13
Third Quarter	$ 96.30	$ 81.48
Fourth Quarter	$101.00	$ 75.04
2001		
First Quarter	$ 64.36	$ 50.50
Second Quarter	$ 67.40	$ 52.50
Third Quarter	$ 70.00	$ 58.80
Fourth Quarter	$ 72.80	$ 62.42

As of February 28, 2003, the company had 12,811 shareholders of record.

Account Questions

Our transfer agent, Wells Fargo, can help you with a variety of shareholder-related services, including:

Change of address
Lost stock certificates
Transfer of stock to another person
Additional administrative services

You can call our transfer agent at (800) 468-9716 or locally at (651) 450-4064.

You can write them at:

Wells Fargo Shareowner Services
P.O. Box 64854
Saint Paul, Minnesota 55164-0854

Or you can e-mail our transfer agent at:
stocktransfer@wellsfargo.com

Investor Relations

You can contact UnitedHealth Group Investor Relations any time to order, without charge, financial documents, such as the annual report and Form 10-K. You can write to us at:

Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

Annual Meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Wednesday, May 7, 2003, at 10 a.m., at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota.

Dividend Policy

UnitedHealth Group's board of directors established the company's dividend policy in August 1990. The policy requires the board to review the company's audited financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock.

Shareholders of record on April 2, 2001, received an annual dividend for 2001 of $0.03 per share. Shareholders of record on April 1, 2002, received an annual dividend for 2002 of $0.03 per share. On February 11, 2003, the board of directors approved an annual dividend for 2003 of $0.03 per share. The dividend will be paid on April 17, 2003, to shareholders of record at the close of business on April 1, 2003. We expect to continue paying comparable cash dividends in the future.

Stock Listing

The company's common stock is traded on the New York Stock Exchange under the symbol UNH.

Information Online

You can view our annual report and obtain more information about UnitedHealth Group and its businesses via the Internet at:
www.unitedhealthgroup.com



UnitedHealth Group
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343



UnitedHealth Group